Exhibit 99.5




                                  RELEVANT FACT


METALURGICA GERDAU S.A. (Bovespa: GOAU) and GERDAU S.A. (Bovespa: GGBR; NYSE:
GGB; Latibex: XGGB) in compliance with the Brazilian Securities Commission (Comissao de Valores Mobiliarios - CVM) Regulation # 358 of January 3rd 2002, announce today that an application for registration was filed before Brazilian Securities Commission concerning a secondary public offering of 10.1% of common shares issued by Metalurgica Gerdau S.A. and held by Gersul Empreendimentos Imobiliarios Ltda., as well as a secondary public offering of 10.0% of common shares issued by Gerdau S.A. and held by Santa Felicidade Comercio, Importacao e Exportacao de Produtos Siderurgicos Ltda. and by Metalurgica Gerdau S.A. Both of the openings will be simultaneously carried out in Brazil, by means of a public auction in the Sao Paulo Stock Exchange (Bolsa de Valores de Sao Paulo), pursuant to article 6 of Regulation # 400, of December 29, 2003, and to Regulation #168, of December 23, 1991.


                      Porto Alegre, November 22nd , 2004.


                               Osvaldo B. Schirmer
                            Executive Vice President
                           Investor Relations Director